04019112

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSOURCE, LLC doing business as Southwest Corporate Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7920 Beltline Road, Suite 1100
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Fox 972-861-3150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue Suite 1800 (Address) Dallas, (City) Texas (State) 75201-2997 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

CUSOURCE, LLC

Financial Statements for the Years ended
December 31, 2003 and 2002
Supplementary Schedule pursuant to Rule 17a-5 of
the Securities Exchange Act of 1934
Year ended December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

The Sole Member of
CUSOURCE, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of CUSOURCE, LLC (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2004

CUSOURCE, LLC
Statement of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 3,430,857	$ 2,398,553
Accounts receivable	70,204	82,982
Other assets	10,960	16,158
Total assets	$ 3,512,021	$ 2,497,693
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$ 108,978	$ 172,644
Total liabilities	108,978	172,644
Member's equity	3,403,043	2,325,049
Total liabilities and member's equity	$ 3,512,021	$ 2,497,693

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
Statement of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Investment advisory fees	$ 2,049,679	$ 1,930,787
Commissions (Note 4)	1,377,528	748,244
Interest income	7,896	9,731
Total revenue	3,435,103	2,688,762
Expense:		
Compensation and benefits	1,250,643	1,015,045
Professional and other fees (Note 4)	770,408	563,500
Advertising and promotions	81,678	94,874
Office operations	74,013	70,456
Clearance and safekeeping fees	98,516	96,279
Other	81,851	72,993
Total expense	2,357,109	1,913,147
Net income	$ 1,077,994	$ 775,615

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
Statement of Changes in Member's Equity
For the Years Ended December 31, 2003 and 2002

	Member Contributed Capital	Retained Earnings	Total
Balances at December 31, 2001	$ 500,000	$ 1,049,434	$ 1,549,434
Net income	-	775,615	775,615
Balances at December 31, 2002	500,000	1,825,049	2,325,049
Net income	-	1,077,994	1,077,994
Balances at December 31, 2003	$ 500,000	$ 2,903,043	$ 3,403,043

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
Statement of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,077,994	$ 775,615
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	12,778	(76,111)
(Increase) decrease in other assets	5,198	(2,639)
Increase (decrease) in accounts payable and accrued liabilities	(63,666)	126,694
Net cash provided by operating activities	1,032,304	823,559
Net increase in cash and cash equivalents	1,032,304	823,559
Cash and cash equivalents at beginning of year	2,398,553	1,574,994
Cash and cash equivalents at end of year	$ 3,430,857	$ 2,398,553

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature Of Business

CUSOURCE, LLC (the "Company") was formed on March 5, 1998, as a limited liability company under Texas law. The Company is a wholly-owned subsidiary of Southwest Corporate Federal Credit Union ("SCFCU"). The Company does business under the name "Southwest Corporate Investment Services."

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), with various state regulatory agencies, and is a member of the National Association of Securities Dealers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

The Company is also a registered investment advisor with the SEC.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and certificates of deposit which mature within 30 days.

Investment Advisory Fees
Investment advisory fees are based upon total funds under advisement and are calculated monthly. Investment advisory revenue is recorded as earned.

Commissions
Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur.

3. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6-2/3% of total aggregate indebtedness ($108,978 at December 31, 2003). Retained earnings may be restricted as to payment of dividends if the ratio of aggregate indebtedness to net capital exceeds 10 to 1, or if net capital is less than 120 percent of the minimum regulatory net capital.

At December 31, 2003, the Company had total net capital, as defined, of $239,821 and a ratio of aggregate indebtedness to net capital of .45 to 1. Total net capital was 480 percent of the minimum regulatory net capital.

4. Related Party Transactions

SCFCU provides all of the employees and a variety of services to the Company through a management agreement. The Company paid management fees to SCFCU of $421,867 and $358,480 during 2003 and 2002, respectively. SCFCU paid commissions to the Company for the sale of SCFCU share certificates of $621,145 and $323,488 during 2003 and 2002, respectively.

Cash and cash equivalents on deposit at SCFCU at December 31, 2003 and 2002 were $3,119,112 and $2,092,617, respectively.

Accounts receivable at December 31, 2003 and 2002 included receivables from SCFCU of $33,161 and $27,025, respectively. Net payments were made throughout 2003 and 2002 for various inter-company transactions including the management fee and commission payments, SCFCU's remittance of investment advisory fees collected for the Company, and the Company's reimbursement of operating expenditures funded by SCFCU.

5. Income Taxes

As a limited liability company, the Company is not subject to federal income taxes. The federal income tax liability of a Texas limited liability company flows through to its members. SCFCU, the sole member of the Company, is exempt from federal income taxes under the Federal Credit Union Act.

The Company is subject to Texas Franchise Tax. Franchise tax expense for 2003 and 2002 was $35,177 and $17,076, respectively.

6. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities, pursuant to paragraph (k)(2)(ii) of such rule.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counter party's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has no liabilities with regard to the right.

CUSOURCE, LLC

Supplemental Financial Information Required
By Rule 17a-5 under the Securities Exchange Act
Of 1934
For the Year Ended December 31, 2003

CUSOURCE, LLC
Supplemental Financial Information
December 31, 2003

A. Computation of Net Capital under Rule 15c3-1

	Financial Statements 2003
Net capital:	
Total member's equity	$ 3,403,043
Less non-allowable assets:	
Deposits with SCFCU	3,119,112
Prepaid expenses	10,949
Receivables from SCFCU	33,161
Net capital	$ 239,821
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 108,978
Total aggregate indebtedness	$ 108,978

B. Computation of Basic Net Capital Requirement

1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 7,265
2. Minimum dollar net capital requirement	50,000
3. Net capital requirement (greater of 1. or 2.)	50,000
4. Excess net capital	189,821
5. Ratio: aggregate indebtedness to net capital	.45 to 1

C. Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3

The Company claims exemption under the provisions of paragraph k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

D. Information for Possession or Control Requirement Under Rule 15c3-3

The Company claims exemption under the provisions of paragraph k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding amounts included in the Company's unaudited Part IIA Focus filing as of December 31, 2003.